UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No ___)

NaturalNano, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63901A105
(CUSIP Number)

July 17, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 63901A105

(1) Names of Reporting Persons.

Platinum Long Term Growth IV, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of	(5)	Sole Voting Power: 4,302,543
Shares
Beneficially	(6)	Shared Voting Power: 0
Owned by
Each	(7)	Sole Dispositive Power: 4,302,543
Reporting
Person With	(8)	Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

4,302,543 shares of common stock.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4 below.

(11) Percent of Class Represented by Amount in Row 9.

9.99%

(12) Type of Reporting Person (See Instructions).

OO

Item 1.

(a)	Name of Issuer.

NaturalNano, Inc.

(b)	Address of Issuer's Principal Executive Offices.

15 Schoen Place
Pittsford, New York 14534

Item 2.

(a)	Name of Person Filing.

Platinum Long Term Growth IV, LLC

(b)	Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 4th Floor
New York, NY 10019

(c)	Citizenship or Place of Organization.

State of Delaware

(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

(e)	CUSIP No.

63901A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 4,302,543 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:4,302,543
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 4,302,543
(iv)	Shared power to dispose or to direct the disposition of: 0

As of July 17, 2012, the Reporting Person beneficially owns 4,302,543 shares of Common Stock, which includes, subject to the limitations described herein, shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and convertible notes (the “Notes”).  The shares of Common Stock beneficially owned by the Reporting Person represent 9.99% of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on 43,068,498 shares of Common Stock reported as being outstanding as of June 14, 2012 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2012.

The number of shares of Common Stock beneficially owned by the Reporting Person excludes, to the extent that the conversion of the Series C Preferred Stock and the Notes would be prohibited by the 9.99% Blocker (as defined below), approximately 560 million shares of Common Stock underlying approximately $2.3 million outstanding principal and interest under the Notes and approximately 680 million shares of Common Stock underlying approximately 4.25 million shares of Series C Preferred Stock.

Each of the Series C Preferred Stock and the Notes provides a limitation on the conversion of such Series C Preferred Stock and Notes such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such Series C Preferred Stock or such Notes shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock except upon at least 61 days’ advance written notice to the Issuer that the holder elects to waive such restriction( the “9.99% Blocker”).  Based on the foregoing limitations, the Reporting Person beneficially owns 9.99% of the Issuer’s outstanding Common Stock.

The Issuer agreed to amend, but to the Reporting Person’s knowledge has not yet amended, the Amended and Restated Certificate of Designations of the Rights, Preferences, Designations, Qualifications and Limitations of the Series C Preferred Stock to provide that each share of Series C Preferred Stock shall convert into 160 shares of Common Stock after giving effect to the Issuer’s reverse stock split effective June 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

PLATINUM LONG TERM GROWTH IV, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer